Exhibit 2
ANNUAL GENERAL MEETING OF
SHAREHOLDERS
Thursday, May 12, 2011
MANAGEMENT
INFORMATION CIRCULAR
MARCH 16, 2011

MANAGEMENT INFORMATION CIRCULAR
(all information as at March 16, 2011 unless otherwise noted)
PERSONS MAKING THE SOLICITATION
This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies being made by the management of Denison Mines Corp. (“Denison” or the “Company”) for use at the Annual General Meeting of the holders (“Shareholders”) of common shares in the capital of the Company (the “Common Shares”) to be held on Thursday, May 12, 2011 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.
All costs of this solicitation will be borne by the Company.
APPOINTMENT OF PROXIES
The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER’S BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE PROXY HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S OR COMPANY’S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER PROXY. No proxy, including the Proxy, will be valid for use at the Meeting, or any adjournment thereof, unless it is completed, dated and signed and delivered to Computershare Investor Services Inc. (“Computershare”), Toronto Office, Proxy Department, at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 by 4:30 p.m. (Eastern Time) on May 10, 2011. For general inquiries, Shareholders may contact Computershare as follows by telephone at 1-800-564-6253 or by e-mail at service@computershare.com.
If you are a beneficial Shareholder and receive these materials through your broker or through another intermediary, please complete and return the Proxy or voting instruction form in accordance with the instructions provided by your broker or other intermediary.

ADVICE TO NON-REGISTERED HOLDERS OF COMMON SHARES
These meeting materials are being sent to both registered and non-registered Shareholders. If you are a non-registered Shareholder and Denison or its agent has sent these materials directly to you, then your name, address and information about your share holdings have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.
The information set forth in this section is of significant importance to many Shareholders of the Company, as a substantial number of Shareholders do not hold Common Shares in their own name. Shareholders who do not hold Common Shares in their own name, referred to in this Circular as “non-registered holders”, should note that only Proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. However, in many cases, Common Shares beneficially owned by a non-registered holder are either:
(a)
in the name of an intermediary that the non-registered holder deals with in respect of the Common Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)	in the name of a depositary, such as CDS Clearing and Depositary Services Inc. (“CDS”), of which the intermediary is a participant.
In accordance with applicable Canadian securities laws, Denison has distributed copies of the Notice of Meeting, this Circular, the Proxy, the audited financial statements for the year ended December 31, 2010, the related management’s discussion and analysis and the auditor’s report thereon (collectively, the “meeting materials”) to CDS and intermediaries for onward distribution to those non-registered holders to whom Denison has not sent the meeting materials directly.
In such cases, intermediaries are required to forward the meeting materials to non-registered holders, unless a non-registered holder has waived the right to receive them. Very often, intermediaries will use a service company (such as Broadridge Financial Solutions, Inc.) to forward the meeting materials to non-registered holders.
Non-registered holders who have not waived the right to receive the meeting materials will receive either a voting instruction form or, less frequently, a Proxy. The purpose of these forms is to permit non-registered holders to direct the voting of the Common Shares that they beneficially own. Non-registered holders should follow the procedures set out below, depending on which type of form they receive.
A.
Voting Instruction Form. In most cases, a non-registered holder will receive, as part of the meeting materials, a voting instruction form. If the non-registered holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder’s behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. If a non-registered holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder’s behalf), the non-registered holder must complete, sign and return the voting instruction form in accordance with the directions provided, and a Proxy giving the right to attend and vote will be forwarded to the non-registered holder.

Or
B.
Form of Proxy. Less frequently, a non-registered holder will receive, as part of the meeting materials, a Proxy that has already been signed by the intermediary (typically by facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the non-registered holder, but which is otherwise uncompleted. If the non-registered holder does not wish to attend and vote at the Meeting in person (or to have another person attend and vote on the non-registered holder’s behalf), the non-registered holder must complete the Proxy and deposit it with Computershare as described above. If a non-registered holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder’s behalf), the non-registered holder must strike out the names of the persons named in the Proxy and insert the non-registered holder’s (or such other person’s) name in the blank space provided.

Non-registered holders should follow the instruction on the forms that they receive and contact their intermediaries promptly if they need assistance.
REVOCATION OF PROXIES
A registered Shareholder who has given a Proxy may revoke it by an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at Atrium on Bay, Suite 402, 595 Bay St., Toronto, Ontario, Canada, M5G 2C2, at any time up to and including 4:30 p.m. (Eastern Time) on the last business day preceding the day of the Meeting or to the Chair of the Meeting on the day of the Meeting or any adjournment of it. Only registered Shareholders have the right to revoke a Proxy. Non-registered holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective intermediaries to revoke the Proxy on their behalf.
A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.
EXERCISE OF DISCRETION
On any ballot that may be called for at the Meeting, the Common Shares represented by a properly executed Proxy given in favour of the persons designated by management of the Company in the enclosed Proxy will be voted or withheld from voting in accordance with the instructions given on the Proxy, and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares represented thereby will be voted or withheld from voting in accordance with the specifications so made.
Where no choice has been specified by the Shareholder, such Common Shares will, on a ballot, be voted in accordance with the notes to the Proxy. In particular, and without limiting the foregoing, a management nominee will vote any Proxy held by him or her in favour of any resolution in respect of which no choice has been specified in the Proxy.
The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxy holders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Circular, the management of the Company knows of no such amendment, variation or other matter that may be presented to the Meeting.
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors. For the purpose of this paragraph, “Person” shall include each person: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company’s last financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraph (a) or (b).

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES
The Common Shares are the only shares issued by the Company. As at the Record Date, the Company has issued and outstanding 366,360,915 fully paid and non-assessable Common Shares without par value, each share carrying the right to one vote.
The record date for the determination of the Shareholders entitled to receive notice of the Meeting was at the close of business on March 14, 2011 (the “Record Date”). In accordance with the provisions of the Business Corporations Act (Ontario) (the “OBCA”), the Company prepared a list of Shareholders on such Record Date. Each Shareholder named on the list will be entitled to vote the Common Shares shown opposite his or her name on the list at the Meeting except to the extent that (a) the holder has transferred any of his or her Common Shares after the Record Date, and (b) the transferee of such Common Shares produces properly endorsed share certificates or otherwise establishes that he or she owns such Common Shares and demands, not later than ten business days before the Meeting, that his or her name be included in the list of Shareholders before the Meeting, in which case the transferee Shareholder is entitled to vote such Common Shares at the Meeting.
To the knowledge of the directors and executive officers of the Company, as of the Record Date, the only person or company who beneficially owns or exercises control or direction over, directly or indirectly, voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company is as follows:

	Number of		Percentage of Outstanding
Name	Common Shares		Common Shares on the Record Date
Korea Electric Power Corporation	58,000,000	(1)	15.83%
(“KEPCO”), through KEPCO Canada Uranium Investment Limited Partnership
Notes:

(1)
This information was obtained from an Early Warning Report dated July 2, 2009 filed on behalf of KEPCO in accordance with the requirements of National Instrument 62-103 — The Early Warning System and Related Take-Over Bid and Insider Reporting Issues, and has not been independently verified by the Company.

PARTICULARS OF MATTERS TO BE ACTED ON
To the knowledge of the Company, the only matters to be dealt with at the Meeting are (i) the receipt of the audited financial statements of the Company for the year ended December 31, 2010 and the auditors’ report thereon; (ii) the election of directors of the Company; and (iii) the appointment of auditors.
If any other matter properly comes before the Meeting it is the intention of the persons named in the Proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.
ELECTION OF DIRECTORS
Denison’s articles of amalgamation provide that the board of directors of the Company (the “Board”) consists of a minimum of three and a maximum of ten directors.

Pursuant to a strategic relationship agreement between Denison and KEPCO (the “KEPCO SRA”), KEPCO may require Denison to nominate two persons designated by KEPCO for election as directors at any shareholder meeting where directors are to be elected, so long as KEPCO holds at least 15% of the outstanding Common Shares (or one director if KEPCO holds between 5% and 15%). Last year, the Board was increased from the eight members elected on May 6, 2010 to nine members to accommodate the appointment of Mr. Tae-Wan Kim, a KEPCO nominee, on account of this contractual right.
By resolution passed by the Board on March 10, 2011, the number of directors to be elected at the Meeting is nine. The persons named in the Proxy intend to vote for the election of the following nominees as directors of the Company:

Joo-Ok Chang	Ron F. Hochstein
John H. Craig	Tae-Wan Kim
W. Robert Dengler	Lukas H. Lundin
Brian D. Edgar	William A. Rand
Catherine J. G. Stefan
The term of office of each of the present directors expires upon the election or appointment of his or her successor at the Meeting. Management of the Company does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next Annual General Meeting of Shareholders or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the by-laws of the Company or with the provisions of the OBCA.
The following table sets out the names of the nominees for election as directors, the province and country in which each is ordinarily resident, their principal occupations, the period of time for which each has been a director of the Company and the number of Common Shares of the Company or any of its subsidiaries beneficially owned by each, or over which control or direction is exercised, directly or indirectly, as at the date hereof.

		Beneficial
		Ownership or	Compliance with	Served as a
		Control or Direction	Share Ownership	Director
Name and Place of Residence	Principal Occupation	Over Voting Shares	Requirement(7)	Since
Joo-Ok Chang(1)	Vice-President, KEPCO
Seoul, Korea		Nil	Not Applicable	2009

John H. Craig(2, 3)	Lawyer, Partner,
Ontario, Canada	Cassels, Brock &
	Blackwell LLP	83,000	Yes	1997

W. Robert Dengler(1, 4)
Ontario, Canada	Corporate Director	179,040	Yes	2006	(8)

Brian D. Edgar(2, 5)	President and Chief
British Columbia, Canada	Executive Officer,
	Metalline Mining
	Company (“Metalline”)	70,000	Yes	2005

		Beneficial
		Ownership or	Compliance with	Served as a
		Control or Direction	Share Ownership	Director
Name and Place of Residence	Principal Occupation	Over Voting Shares	Requirement(7)	Since
Ron F. Hochstein(1)	President and Chief
British Columbia, Canada	Executive Officer of
	the Company	918,000	Not Applicable	2000

Tae-Wan Kim	Director of the Power
Seoul, Korea	Generation
	Department, Korea
	Hydro & Nuclear Power
	Co. Ltd. (“KHNP”), a
	subsidiary of KEPCO	Nil	Not Applicable	2010

Lukas H. Lundin(4)	Chairman of the Board;
British Columbia, Canada	Mining Executive	750,000	Yes	1997

William A. Rand(4, 5)	President, Rand Edgar
British Columbia, Canada	Investment Corp.	105,000	Yes	1997

Catherine J. G. Stefan(2, 5, 6)	President, Stefan &
Ontario, Canada	Associates	80,280	Yes	2006	(8)
Notes:

(1)	Member, Environment, Health and Safety Committee

(2)	Member, Corporate Governance and Nominating Committee

(3)	Lead Director of the Board

(4)	Member, Compensation Committee

(5)	Member, Audit Committee

(6)	Chair, Audit Committee

(7)
In 2010, the Board adopted a share ownership requirement for its members. Non-employee directors must own Common Shares with a cost equal to twice the value of their annual director retainers within the later of five years of joining the Board or August 4, 2015. The Board exempted Messrs. Chang and Kim as nominees of KEPCO, the Corporation’s largest shareholder, from the application of the share ownership requirement.

(8)
On December 1, 2006, the Company, formerly named International Uranium Corporation (“IUC”), combined its business operations with those of Denison Mines Inc. (“DMI”) by way of a plan of arrangement pursuant to the OBCA (the “Denison Arrangement”). These directors were members of the board of directors of DMI until the completion of the Denison Arrangement.

Information pertaining to the number of Common Shares beneficially owned or over which the directors exercise control or direction, not being within the knowledge of the Company, has been furnished by each of the proposed nominees.
The following is a brief description of the proposed directors of Denison. See the Company’s “Statement of Corporate Governance Practices — Public Company Board Membership” at page 25 of this Circular for information regarding other public companies for which each proposed director also serves as director.
Joo-Ok Chang
Mr. Chang was appointed a director of the Company on June 23, 2009. Mr. Chang is Vice President, Overseas Resources Development Department of KEPCO. Until February 2009, Mr. Chang served as Director and General Manager of Korea East-West Power Co. Ltd., a KEPCO subsidiary. Mr. Chang has been with the KEPCO Group for 25 years. Since joining KEPCO in 1984, he has held a variety of positions, ranging from resource development to planning and marketing. Mr. Chang holds an LL.M. from Indiana University Bloomington, an M.B.A. from Helsinki School of Economics and a B.A. (Law) from Konkuk University, Korea.
John H. Craig
Mr. Craig has served as a director of the Company since May 9, 1997 and was appointed Lead Director of the Board in 2010. Mr. Craig is a lawyer practicing in securities law with a focus on equity financings both for underwriters and issuers with an emphasis on resource companies, Toronto Stock Exchange (“TSX”) listings, dealings with the TSX and Ontario Securities Commission for listed public companies, takeovers and issuer bids and going private transactions. His mergers and acquisitions experience involves mergers of public companies, both listed and unlisted and acquisitions of listed companies by unlisted and private concerns. Mr. Craig is also involved with international resources in negotiation and drafting of mining, oil and gas concession agreements, joint venture agreements, operating agreements and farm-in agreements in a variety of countries. Mr. Craig received his B.A. and LL.B. from the University of Western Ontario and was admitted to the Ontario Bar in 1973.

W. Robert Dengler
Mr. Dengler served as a director of DMI prior to the Denison Arrangement and was appointed a director of the Company on December 1, 2006. Mr. Dengler is currently engaged as a Corporate Director. In 2006, Mr. Dengler retired from his position as Non-Executive Vice-Chairman of Dynatec Corporation. Until January 2005, Mr. Dengler served as President and Chief Executive Officer of Dynatec Corporation, a position which he held for 25 years. Before founding Dynatec, Mr. Dengler was a partner and Vice-President & General Manager of J.S. Redpath Limited. Mr. Dengler has more than 40 years of management experience. Mr. Dengler obtained his B.Sc. from Queen’s University in 1964.
Brian D. Edgar
Mr. Edgar has served as a director of the Company since March 22, 2005. Mr. Edgar is currently the President and Chief Executive Officer of Metalline, a publicly held resource company with its head office in Vancouver, British Columbia. Mr. Edgar also serves as President and Chief Executive Officer of Dome Ventures Corporation, now a wholly-owned subsidiary of Metalline after being acquired in 2010. Mr. Edgar is a lawyer who practiced corporate and securities law for 16 years. In 1992, Mr. Edgar, along with Mr. Rand, established Rand Edgar Capital Corp. (succeeded by Rand Edgar Investment Corp.), a private investment company of which Mr. Edgar is a director.
Ron F. Hochstein
Mr. Hochstein was appointed President and Chief Executive Officer of the Company in 2009, after having served as its President and Chief Operating Officer since 2006. Prior to the Denison Arrangement, Mr. Hochstein served as President and Chief Executive Officer of the Company. Mr. Hochstein has served as a director of the Company since April 2000. Mr. Hochstein joined the Company in October 1999 as Vice-President, Corporate Development and later served as Vice-President and Chief Operating Officer, prior to his appointment as President and Chief Executive Officer in April 2000. Prior to joining the Company, Mr. Hochstein was a Project Manager with Simons Mining Group and was with Noranda Minerals as a metallurgical engineer. Mr. Hochstein is a Professional Engineer and holds an MBA from the University of British Columbia and a B.Sc. from the University of Alberta.
Tae-Wan Kim
Mr. Kim was appointed as a director of the Company on May 7, 2010. Mr. Kim is currently the Director of the Power Generation Department, KHNP. Prior to that, he served as General Manager of KHNP’s Ulchin Nuclear Power Plant from February 1995 to December 2008. Mr. Kim has worked for KHNP and KEPCO in various capacities since 1978. He has an extensive knowledge of the global nuclear industry and regulatory issues, with a specialization in the areas of nuclear power plant construction, safety and performance. Mr. Kim received a Bachelor of Engineering degree from Hanyang University, Seoul, Korea in 1979.
Lukas H. Lundin
Mr. Lundin has served as a director of the Company since May 9, 1997 and has served as Chairman of the Board since March 23, 1998, except from June 2009 to February 2010. Mr. Lundin served as Interim Chief Executive Officer of the Company for two months in 2009 until Mr. Hochstein’s appointment to that position. Mr. Lundin was educated at the École Internationale de Genève in Switzerland. In 1981, Mr. Lundin graduated from the New Mexico Institute of Mining and Technology (engineering). Mr. Lundin headed International Petroleum Corporation’s international operations and was based in the Company’s technical office in Dubai, U.A.E. for over 12 years. From 1990 to June 1995, Mr. Lundin was President of International Musto Exploration Limited and was responsible for Musto’s acquisition of the Bajo de la Alumbrera deposit. Mr. Lundin was also responsible for Argentina Gold Corp. and the discovery of the multi-million ounce Veladero gold deposit. Mr. Lundin is now a mining executive, currently serving as Chairman of the board of directors of the following public companies: Atacama Minerals Corp., Lucara Diamond Corp., Lundin Mining Corporation, NGEx Resources Inc. and Vostok Nafta Investment Ltd.

William A. Rand
Mr. Rand has served as a director of the Company since May 9, 1997. Mr. Rand received a Bachelor of Commerce degree (Honours Economics) from McGill University, a law degree from Dalhousie University and a Master of Laws degree in international law from the London School of Economics. Mr. Rand practiced securities law for nearly 25 years before retiring in 1992 to establish Rand Edgar Capital Corp. (succeeded by Rand Edgar Investment Corp.), along with Mr. Edgar. Mr. Rand is the President of Rand Edgar Investment Corp.
Catherine J.G. Stefan
Ms. Stefan was appointed a director of the Company on December 1, 2006 and is the Chair of the Audit Committee. Prior to the Denison Arrangement, Ms. Stefan served as a director of DMI. Ms. Stefan obtained her Bachelor of Commerce degree from the University of Toronto in 1973. Ms. Stefan is a Chartered Accountant with 30 years of business experience, primarily in senior management of public companies in the real estate sector. Ms. Stefan served as Chief Operating Officer of O&Y Properties Inc. from 1996 to 1998. From 1999 until 2008, Ms. Stefan was Managing Partner of Tivona Capital Corporation, a private investment firm. She is currently President of Stefan & Associates, a consulting firm.
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
To the knowledge of the Company, other than as referred to below, no proposed director of the Company:
(a)	is, as at the date of this Circular, or has been, within the previous ten year period:
(i)
a director, chief executive officer or a chief financial officer of any company (including Denison) that was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued (A) while that person was acting in such capacity or (B) after that person ceased to act in such capacity but which resulted from an event that accrued while that person was acting in that capacity; or

(ii)
a director or executive officer of any company (including Denison) that became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets (A) while that person was acting in such capacity or (B) within a year of that person ceasing to act in such capacity, or

(b)
has, within the previous ten year period, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold such person’s assets; or

(c)
is, or has been, subject to any penalties or sanctions (i) imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in making an investment decision.

Messrs. Rand and Edgar were directors of New West Energy Services Inc. (“New West”), a TSX Venture Exchange listed issuer, when a cease trade order was issued against that company by the British Columbia Securities Commission on September 5, 2006 for failure to file its financial statements within the prescribed time. The default was rectified and the order was rescinded on November 9, 2006. Mr. Rand is still a director of New West, while Mr. Edgar resigned in August 2009.

APPOINTMENT AND REMUNERATION OF AUDITORS
The Common Shares represented by the Proxies solicited in respect of the Meeting on any ballot that may be called for, unless authority to do so is withheld, will be voted for the appointment of the firm of PricewaterhouseCoopers LLP (“PWC”), Chartered Accountants, as auditors of the Company until the next Annual General Meeting of Shareholders, and to authorize the directors to fix the remuneration of the auditors. PWC have been the auditors of the Company since May 9, 1997.
Certain information regarding the Audit Committee of the Board that is required to be disclosed in accordance with the requirements of National Instrument 52-110 — Audit Committees (“NI 52-110”) is contained in the Company’s annual information form for the year ended December 31, 2010 (the “AIF”), which is available on SEDAR under the Company’s profile at www.sedar.com.
EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS
All amounts stated in this Circular are in United States dollars, unless otherwise indicated. References to “C$” means Canadian dollars.
In this Circular, a “Named Executive Officer” (“NEO”) means: (i) the Company’s President and Chief Executive Officer (the “Chief Executive Officer”); (ii) the Company’s Executive Vice-President and Chief Financial Officer; (iii) the Company’s three other most highly compensated executive officers at the end of 2010; and (iv) each individual who would be an NEO but for the fact that the individual was neither an executive officer of the Company, nor serving in a similar capacity at the end of 2010.
For the financial year ended December 31, 2010, the Company has five NEOs, namely Messrs. Ron F. Hochstein, James R. Anderson, Harold R. Roberts, Philip G. Buck and David C. Frydenlund.
The Compensation Committee
The Compensation Committee is appointed by the Board to discharge the Board’s duties and responsibilities with respect to officer and director compensation. See “Statement of Corporate Governance Practices — The Compensation Committee” on page 27 of this Circular for information regarding the composition of the Compensation Committee.
The Compensation Committee is responsible for the Company’s executive compensation policy. The Compensation Committee evaluates the Chief Executive Officer’s performance and establishes both the elements and amounts of the Chief Executive Officer’s compensation. The Compensation Committee, in conjunction with the Board, also reviews management’s recommendations for, and approves the compensation of, the other officers of the Company and determines the general compensation structure, policies and programs of the Company, including the extent and level of participation in incentive programs. The Compensation Committee reviews and approves the Executive Compensation Discussion and Analysis included in the Company’s Management Information Circular each year. The Compensation Committee has also been mandated to review the adequacy and form of the compensation of directors and to ensure that such compensation realistically reflects the responsibilities and risks involved in being an effective director. The Compensation Committee met four times during 2010 to address matters pertaining to its mandate.

The Objectives of the Company’s Compensation Program
The Company’s compensation program for its NEOs has three objectives, namely: (i) to provide a compensation package that encourages and motivates performance; (ii) to be competitive with other companies of similar size and scope of operations so as to attract and retain talented executives; and (iii) to align the interests of its executive officers with the long-term interests of the Company and its Shareholders through stock-related programs.
The Company’s executive compensation is comprised primarily of the following elements:
a)	base salary;

b)
participation in the Company’s stock option plan (the “Stock Option Plan”), which was established on February 14, 1997 (and amended as approved by Shareholders on March 23, 1998, March 22, 2005 and November 20, 2006). See “Equity Compensation Plan Information” beginning on page 16 of this Circular;

c)	perquisites and benefits; and

d)	compensation under the Company’s short-term incentive plan, namely a cash bonus, which is awarded on an occasional and discretionary basis.
The Company uses each element of its compensation program to satisfy one or more of its above stated compensation objectives. The Compensation Committee regularly reviews the various elements of compensation to assure that they are aligned with both the goals of the Company and the individual executive officer. The executive compensation program, as designed, achieves Denison’s three compensation objectives through:
•
Benchmarking. The Compensation Committee annually benchmarks the Company’s executive compensation with a peer group of companies (the “Compensation Survey Group”). This comparison assures that the Company’s executive compensation and benefits package is competitive with the Compensation Survey Group. To ensure that the Compensation Survey Group includes the most appropriate companies, the Compensation Committee considers companies of a similar revenue size and market capitalization, that have a global focus and that compete with the Company for talent. Based on this, and in consultation with management, the Compensation Committee selected the following broad group of companies for the 2010 Compensation Survey Group:

Breakwater Resources Ltd.	Capstone Mining Corp.	Equinox Minerals Ltd.
First Uranium Corporation	Inmet Mining Corporation	Lundin Mining Corp.
Major Drilling Group International Inc.	Paladin Energy Ltd.	Quadra Mining Ltd.
Sherritt International Corp.	Uranium One Inc.
The Compensation Committee uses data obtained from the Compensation Survey Group through public filings.
•
Providing Fixed and Variable Compensation. The Company provides a mix of fixed and variable compensation (heavily weighted to variable compensation for the NEOs) designed to attract, retain and motivate top-performing executives, as well as appropriately link compensation levels with the achievement of relevant financial and strategic goals. The Company’s fixed compensation includes salary, perquisites and benefits. The Company’s variable compensation includes participation in the Stock Option Plan and compensation under the short term incentive plan.

•
Providing a Mix of Option-Based Awards and Cash Incentives. The Company provides a mix of option based awards and cash incentives designed to focus executive officers on achieving performance results that drive long-term sustainable superior returns for Shareholders.

The Determination of Each Element
The Compensation Committee’s processes for establishing and overseeing executive compensation include:
•	Meetings. The Compensation Committee is required to meet at least twice per a year to consider the Company’s compensation, benefit plans and policies; and
•
Role of Executive Officers and Management. Each year, the Chief Executive Officer provides the Compensation Committee with an individual performance assessment for each of the other NEOs and the other officers of the Company, along with compensation recommendations for each. The Compensation Committee reviews and discusses these recommendations with the Chief Executive Officer and has full discretion over all recommended compensation actions. The Compensation Committee also meets with the Chief Executive Officer to conduct his performance assessment. The Compensation Committee has full discretion over compensation actions for the Chief Executive Officer. Finally, the executive officers do not play a role in determining or recommending the amount or form of director compensation, although management does from time to time conduct research and survey directors’ compensation at the Committee’s request.

When determining compensation policies and individual compensation levels for the NEOs, the Compensation Committee takes into consideration a variety of factors. These factors include the overall financial and operating performance of the Company, the Committee and the Board’s overall assessment of each executive’s individual performance and his or her contribution towards meeting corporate objectives, levels of responsibility, length of service and industry comparables.
•
Salary: The salary for each NEO is primarily determined having regard to his responsibilities, individual performance factors, overall corporate performance, and the assessment of such individual as presented by management to the Board and the Compensation Committee. The base salaries of executive officers are reviewed annually using the Compensation Survey Group. Base salary is intended to provide the NEO with a compensation level competitive with base salaries within the industry.

•
Stock Options: NEOs benefit from improved performance of the Company significantly through their participation in the Stock Option Plan. The Compensation Committee may from time to time recommend the grant of stock options to the Company’s executive officers under the Stock Option Plan. All grants of options are reviewed and approved by the Board. Grants of stock options are intended to emphasize the NEOs’ commitment to the Company’s growth and the enhancement of share value and to reward executive officers for the Company’s performance through appreciation in equity values. The grant of stock options, as a key component of the executive compensation package, enables the Company to attract and retain qualified executives. The Compensation Committee reviews option balances annually and recommends grants to newly hired executive officers at the time of their employment. The amount and terms of outstanding options held by an executive are taken into account when determining whether and how new option grants should be made to the executive. The number of Common Shares which may be subject to option in favour of any one individual is limited under the terms of the Stock Option Plan, and the limit cannot be increased without Shareholder or regulatory approval.

•
Perquisites and Benefits: The Compensation Committee also determines industry standard perquisites with reference to the Compensation Survey Group, including car allowances, contributions for retirement savings plans (RRSPs/401(k)s), travel-to-work and parking benefits and club memberships, for each NEO. The level of Company perquisites is intended to provide the NEO with a package competitive within the industry, so as to attract and retain talented executives. Executive officers also participate in employee-wide health insurance benefit plans.

•
Short-term Incentive Plan: Executive officers benefit from improved performance of the Company from time to time by the receipt of cash bonuses, at the discretion of the Compensation Committee. Cash bonuses are typically paid once per year in the first quarter and reflect the Compensation Committee’s assessment of the immediately preceding financial year’s performance.

Compensation paid to NEOs in 2010
There are no material differences in compensation policies with respect to each NEO. The Compensation Committee has designated each of the NEO’s target compensation levels to be at the Compensation Survey Group’s median, after excluding those companies whose executive officers received extraordinary payments in unique circumstances. Compensation levels for the chief executive officer position at the companies in the Compensation Survey Group generally exceed pay levels for other executive officers. Similarly, Mr. Hochstein’s compensation also exceeds that of the Company’s other NEOs.
Each employment contract between the Company and each NEO sets out the parameters for that individual’s short term incentive payment entitlement, as follows:
a)
Mr. Hochstein’s contract provides that he is entitled to an annual cash bonus in a quantum to be determined by the Board, payable based upon the satisfactory achievement of incentive parameters established by the Board.

b)
Mr. Anderson’s contract provides that he is eligible for an annual cash bonus in an amount up to 50% of his base salary, 25% of which is based on incentive parameters established by the Board and 75% of which is payable at the discretion of the Board.

c)	The employment contracts of Messrs. Buck, Frydenlund and Roberts provide that they may be eligible for a bonus at the sole discretion of the Company.
With the exception of Mr. Hochstein, none of the NEOs received a grant of stock options in 2010. Along with other members of the Board, Mr. Hochstein received a grant of 37,500 stock options in May at the then current market price. His options vested as to 20 percent at the end of six months, 30 percent after 18 months and the remainder after 30 months from the date of grant. The rationale for this option grant to all directors is discussed under “Compensation of Directors” beginning at page 20 of this Circular.
All of the NEOs receive limited perquisites, including contributions for retirement savings plans (RRSPs for executives resident in Canada, contributions to 401(k) plans for executives resident in the United States). Some of them also receive a car allowance and travel-to-work and parking benefits. The Executive Vice President and Chief Financial Officer receives a fitness club membership. When considering the foregoing NEOs’ perquisites, the Compensation Committee concluded that they are similar to those provided to executive officers within the Compensation Survey Group and that they are therefore necessary for retention and recruitment purposes. The Compensation Committee periodically reviews perquisites to assure that they are appropriate in light of Denison’s total compensation program and market practice. See the “Summary Compensation Table” on page 14 of this Circular for further details regarding NEO perquisite details. Other than these perquisites, the NEOs receive the same benefits as other Company employees.
In March 2010, when the Compensation Committee met to review the Chief Executive Officer’s recommendations with respect to his own and other NEO compensation, the trading price of the Common Shares and the spot price of uranium were both weak compared to highs reached prior to the financial downturn in 2007. Based on depressed market conditions and the Company’s financial position, management recommended to the Compensation Committee and the Compensation Committee concurred that, for another consecutive year, salaries not be increased in 2010, apart from a cost-of-living increase. Accordingly, the Compensation Committee approved a cost of living increase only for Denison’s NEOs and other officers of 2.7% for those based in U.S. and of 2.5% for those based in Canada, with the exception of Mr. Hochstein’s salary which was increased by 10%. The Compensation Committee considered this increase necessary to keep Mr. Hochstein’s salary competitive within the Compensation Survey Group. No annual cash incentives were paid in 2010 to any NEO on account of the financial year ended December 31, 2009. See the “Summary Compensation Table” on page 14 of this Circular for further details regarding NEO salary and annual cash incentive details, and see the “Performance Graph” on page 13 of this Circular for the performance of the Common Shares on the TSX.

PERFORMANCE GRAPH
The following graph illustrates the comparison between the cumulative total shareholder return for C$100 invested in Common Shares, for the Company’s five most recently completed financial years, as compared to the TSX S&P/TSX Composite Index (the “TSX Index”) for the applicable period. The Common Share performance as set out in the graph does not necessarily indicate future price performance. Amounts below are stated in Canadian dollars. The Common Shares trade on the TSX under the symbol “DML”.
COMPARISON OF RETURN(1) FOR THE COMPANY’S
FIVE MOST RECENTLY COMPLETED FINANCIAL YEARS
Notes:

(1)	Data supplied by the TSX.

SUMMARY COMPENSATION TABLE
The following table is a summary of compensation paid, payable, awarded or granted to the NEOs, prepared in accordance with the requirements of Form 51-102F6 — Statement of Executive Compensation under National Instrument 51-102 — Continuous Disclosure Obligations of the Canadian Securities Administrators. None of the NEOs received any share-based awards or any non-equity long term incentive plan pay grants from 2008 to 2010. The Company does not have any defined benefit or actuarial plans.

				Non-equity
				incentive plan
				compensation -
			Option-based	Annual Incentive	All other	Total
		Salary	awards(1)	Plans(2)	compensation(3)	compensation
Name and Principal Position of NEO	Year	($)	($)	($)	($)	($)
James R. Anderson(4)	2010	$268,715	Nil	Nil	$36,187	$304,902
Executive Vice President and Chief	2009	$236,439	$297,134	Nil	$30,833	$564,406
Financial Officer	2008	$253,287	Nil(6)	$121,953	$31,476	$406,716

Philip G. Buck	2010	$195,130	Nil	Nil	$4,390	$199,520
Vice President, Mining	2009	$197,308	$145,155	Nil	$2,960	$345,423
	2008	$168,077	$50,673 (6)	$50,000	$49,467	$318,217

David C. Frydenlund	2010	$196,157	Nil	Nil	Nil	$196,157
Vice President, U.S. Legal and Regulatory	2009	$198,346	$178,280	Nil	Nil	$376,626
Affairs & Corporate Secretary	2008	$190,654	Nil(6)	$18,200	Nil	$208,854

Ron F. Hochstein(4, 5)	2010	$352,381	$32,722	Nil	$25,440	$410,542
President and Chief Executive	2009	$293,360	$475,414	Nil	$20,803	$789,577
Officer	2008	$314,264	Nil(6)	$150,096	$19,919	$484,279

Harold R. Roberts	2010	$196,157	Nil	Nil	$5,500	$201,657
Executive Vice President, U.S. Operations	2009	$198,346	$178,280	Nil	$5,500	$382,126
	2008	$190,654	Nil(6)	$18,200	$5,125	$213,979
Notes:

(1)
This amount represents the fair value, on the date of grant, of awards made under the Stock Option Plan for the applicable financial year. See “Equity Compensation Plan Information” beginning on page 16 of this Circular. The grant date fair value has been calculated using the Black Scholes model according to Section 3870 of the CICA Handbook since it is used consistently by comparable companies. The key assumptions and estimates used for the calculation of the grant date fair value under this model include the risk-free interest rate, expected stock price volatility, expected life and expected dividend yield. Option fair values were calculated in C$ and translated into US$ using an average annual exchange rate of: (i) 1.030 for 2010; (ii) 1.1420 for 2009; and (iii) 1.0660 for 2008. Reference is made to the disclosure regarding the Company’s Stock Option Plan in Note 18 in the Consolidated Financial Statements for the Year Ended December 31, 2010 available on SEDAR at www.sedar.com.

(2)
Represents the cash bonus awards paid on account of various short-term incentives, the majority of which related to prior year’s performance. In 2008, Mr. Buck received a signing bonus of $50,000 when he was hired.

(3)
These amounts consist of car allowance, club memberships, travel-to-work or parking benefits, life insurance premiums and retirement savings benefits. The retirement savings benefits component exceeds 25% of All Other Compensation, in 2010, 2009 and 2008, respectively, as follows (i) for Mr. Anderson: $21,498, $17,831, $17,730; (ii) for Mr. Hochstein: $21,144, $17,357, $15,713; and (iii) for Mr. Roberts: $5,500, $5,500, $5,125. The retirement savings benefits component exceeds 25% of All Other Compensation in 2010 and 2009 for Mr. Buck as to $4,390, and $2,960, respectively. In 2008, Mr. Buck received a payment of $47,060 on account of moving expenses associated with his relocation when he was hired. With the exception of retirement savings benefits, perquisites in this category are paid on a cash reimbursement basis. Retirements savings benefits are paid on a cash basis, based on a percentage of employment income.

(4)	For Messrs. Anderson and Hochstein, compensation was paid in C$ and translated into US$ using an average annual exchange rate of: (i) 1.030 for 2010; (ii) 1.1420 for 2009; and (iii) 1.0660 for 2008.

(5)	Mr. Hochstein has served as a director of the Company since 2000. He is not compensated as such.

(6)
In 2008, the Company granted options having a fair value on the date of grant as to: (i) $873,985 for Mr. Hochstein: (ii) $546,241 for Mr. Anderson; (iii) $218,497 for Mr. Frydenlund; and (iv) $327,444 for Mr. Roberts. All of these options were voluntarily surrendered for cancellation by said individuals before December 31, 2008. Mr. Buck was granted options having a fair value on the date of grant as to $304,042. He surrendered the unvested portion of this grant before December 31, 2008, having a value $253,369.

INCENTIVE PLAN AWARDS
The Company employs two forms of incentive plans to award its employees for individual and Company performance, namely option-based awards and non-equity based awards, both of which are described in detail below. The Company does not have a share-based incentive plan.
OUTSTANDING OPTION-BASED AWARDS
The following table sets out for each NEO the number and value of options outstanding as of December 31, 2010.

	Option-based Awards
	Number of securities				Value of
	underlying unexercised		Option exercise		unexercised in-the-
	options		price	Option expiration	money options
Name	(#)		(C$)	date	(C$)(2)
James R. Anderson	144,000	(1)	$5.02	May 18, 2016	Nil
Executive Vice President	288,000	(1)	$2.00	May 26, 2014	$407,000
and Chief Financial Officer	250,000		$2.04	May 15, 2014	$343,000

Philip G. Buck	25,000		$6.66	January 23, 2011	Nil
Vice-President, Mining	50,000		$2.04	May 15, 2014	$69,000
	75,000		$2.18	May 20, 2014	$92,000

David C. Frydenlund	150,000		$2.04	May 15, 2014	$206,000
Vice President, U.S. Legal and Regulatory Affairs & Corporate Secretary

Ron F. Hochstein	400,000		$2.04	May 15, 2014	$548,000
President and Chief Executive Officer	37,500		$1.43	May 13, 2015	$74,000

Harold R. Roberts	150,000		$2.04	May 15, 2014	$206,000
Executive Vice President, U.S. Operations
Notes:

(1)	These options to acquire shares of DMI were granted to Mr. Anderson, which as a result of the Denison Arrangement, entitle him to acquire Common Shares.

(2)
Option values have been calculated using the closing price of the Common Shares on the TSX on December 31, 2010 of C$3.41, less the applicable exercise price of the outstanding options. As at December 31, 2010, some of the above options had not fully vested. The above value of unexercised in-the-money options has been computed assuming that all of the options have vested.

VALUE VESTED OR EARNED DURING THE YEAR
The following table sets out for each NEO information concerning the value of incentive plan awards, including option-based and non-equity incentive plan compensation, vested or earned during the financial year ended December 31, 2010.

		Non-equity incentive plan
	Option-based awards –	compensation – Value earned during
	Value vested during the year	the year
Name	($)	($)
James R. Anderson	$98,415	Nil
Executive Vice President and Chief Financial Officer
Philip G. Buck	$48,722	Nil
Vice President, Mining
David C. Frydenlund	$59,050	Nil
Vice President, U.S. Legal and Regulatory Affairs & Corporate Secretary
Ron F. Hochstein	$171,474	Nil
President and Chief Executive Officer
Harold R. Roberts	$59,050	Nil
Executive Vice President, U.S. Operations
EQUITY COMPENSATION PLAN INFORMATION
The following table sets out information concerning the number and price of securities to be issued to employees and others under the Stock Option Plan. The Stock Option Plan complies with the rules set forth for such plans by the TSX.

Number of Common Shares
Remaining Available for
	Number of Common Shares			Future Issuance Under Stock
	to be Issued upon Exercise of			Option Plan
	Outstanding Options		Weighted – Average Exercise	(excluding securities
	(as at December 31, 2010)		Price of Outstanding Options	reflected in (a))
Plan Category	(a)		(as at December 31, 2010)	(as at December 31, 2010)(2)
Equity Compensation Plans Approved by Securityholders(1)	6,286,089	(3)	C$2.61	7,955,475
Equity Compensation Plans Not Approved by Securityholders	Nil		Nil	Nil
Notes:

(1)
Reference is made to the disclosure regarding the Stock Option Plan in Note 18 in the Consolidated Financial Statements for the Year Ended December 31, 2010 available on SEDAR at www.sedar.com. As part of the Denison Arrangement, the Company assumed the DMI Plan (defined below). See the discussion under the heading “The DMI Plan” on page 17 of this Circular.

(2)
Based on 366,200,665 Common Shares outstanding on December 31, 2010. The aggregate number of Common Shares that may be issued pursuant to the Stock Option Plan, as amended, may not exceed ten percent of the number of Common Shares outstanding at the time of grant, subject to a maximum of 20,000,000. As at December 31, 2010, 12,044,525 options had been granted (less cancellations) since the Stock Option Plan’s inception in 1997. No additional options can be issued under the DMI Plan.

(3)	This represents approximately 1.7% of the Common Shares outstanding on December 31, 2010.

The Stock Option Plan
The Stock Option Plan is currently the only equity-based compensation arrangement pursuant to which securities may be issued from the treasury of the Company. The major features of the Stock Option Plan can be summarized as follows:
•
The Board, or a committee appointed for such purposes, may from time to time grant to directors, officers, eligible employees of, or consultants to, the Company or its subsidiaries, or to employees of management companies providing services to the Company (collectively, the “Eligible Personnel”) options to acquire Common Shares in such numbers, for such terms and at such exercise prices as may be determined by the Board or such committee. The purpose of the Stock Option Plan is to advance the interests of the Company by providing Eligible Personnel with a financial incentive for the continued improvement of the Company’s performance and encouragement to stay with the Company.

•
The maximum number of Common Shares that may be reserved for issuance for all purposes under the Stock Option Plan shall not exceed ten percent of the issued and outstanding shares of the Company at the time of grant subject to a maximum of 20,000,000 shares or such additional amount as the Company’s shareholders may approve from time to time. This maximum number includes both Common Shares previously issued upon the exercise of options over the entire term of the Stock Option Plan since February 14, 1997 and Common Shares issuable under outstanding options under the Stock Option Plan, as amended. Any Common Shares subject to a share option which for any reason is cancelled or terminated without having been exercised will again be available for grant under the Stock Option Plan. The maximum number of Common Shares that may be reserved for issuance to insiders of the Company under the Stock Option Plan and under any other share compensation arrangement is limited to ten percent of the Common Shares outstanding at the time of grant (on a non-diluted basis).

•
The Board has the authority under the Stock Option Plan to establish the option price at the time each share option is granted. The option price may not be lower than the market price, for example, the closing price of the Common Shares as traded on the TSX on the last trading day preceding the date on which the option is approved by the Board.

Options granted under the Stock Option Plan must be exercised no later than ten years after the date of grant or as otherwise determined by the Board, and options are not transferable other than by will or the laws of dissent and distribution. Typically, if an optionee ceases to be an Eligible Person for any reason whatsoever other than death, each option held by such optionee will cease to be exercisable 30 days following the termination date (being the date on which such optionee ceases to be an Eligible Person). If an optionee dies, the legal representative of the optionee may exercise the optionee’s options within one year after the date of the optionee’s death but only up to and including the original option expiry date. The Stock Option Plan permits the Board to vary foregoing terms, provided the original term of an option grant is not changed.
There were no options held by the NEOs that were re-priced downward during the most recently completed financial year of the Company. The Company provides no financial assistance to facilitate the purchase of Common Shares to directors, officers or employees who hold options granted under the Stock Option Plan.
The DMI Plan
As a result of the Denison Arrangement, the Company agreed to assume all of DMI’s obligations under the stock option plan of DMI (the “DMI Plan”). As a result, DMI optionholders received 2.88 Common Shares for each DMI option exercised according to its terms at the time of grant. The Denison Arrangement also resulted in the automatic vesting of all DMI options outstanding on December 1, 2006. On December 1, 2006, an aggregate of 1,411,115 options were outstanding under the DMI Plan, which were restated to give effect to the Denison Arrangement as 4,064,011 options. No further grants can be made under the DMI Plan.

TERMINATION AND CHANGE OF CONTROL BENEFITS
There are no compensatory plans or arrangements in place, including payments to be received from the Company or its subsidiaries, with respect to any of the NEOs, which would result from the resignation, retirement or any other termination of employment of such person’s employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the NEO’s responsibilities following a change in control, except for those disclosed below.
All of the NEOs have written employment agreements with Denison, which set out their rights in the event of termination without cause.
The employment agreements of Messrs. Hochstein and Anderson entitle each executive to treat his contract as terminated and to receive respective separation payments outlined below upon the occurrence of a “Good Reason” as defined therein. In each contract, a Good Reason is defined as one of the following:
a)	A reduction in the executive’s salary;

b)	A material alteration in the scope of the executive’s duties, his responsibilities or his reporting relationship;

c)	Requiring the executive to be based in a different location; or

d)	A change of control of the Company.
In the employment agreements of Messrs. Hochstein and Anderson, a “change of control” is broadly defined to include the acquisition by any holder of 50% of the Common Shares. The definition also includes a change in the composition of a majority of the Board upon the occurrence of a change of control to the exclusion of directors pre-dating such change of control. A change of control is also defined to mean the approval by the Shareholders of any form of business arrangement not approved by the Board prior to such transaction occurring which results in the Shareholders not holding more than 50% of the votes attaching to the Company’s securities; the liquidation, dissolution or winding up of the Company; or the sale, lease or other disposition of all of substantially all of the assets of the Company.
Unless otherwise provided, all options held by directors and employees of the Company vest immediately following a change of control, which is defined in the Stock Option Plan as the acquisition of 30% or more of the then outstanding Common Shares or a sale by the Company of substantially all of its assets. All options are then exercisable for a period of 60 days following the close of any such transaction.
Mr. Anderson
In the event that Mr. Anderson’s employment is terminated for a reason other than just cause or in the event of a Good Reason, he will be entitled to a payment equal to his salary for 24 months and a bonus payment in an amount equal to the bonus payment earned by him for the fiscal year ending immediately prior to the effective date of termination. If Mr. Anderson’s employment is terminated for a reason other than just cause, any of Mr. Anderson’s unvested stock options will automatically vest and be exercisable for a 90-day period.
Mr. Buck
Mr. Buck’s employment agreement renews each year for a one year term, and notice of non-renewal must be given three months prior to the then applicable term. Under his employment agreement, Mr. Buck is entitled to a severance payment equal to three months’ salary in the event he is terminated by the Company for any reason not related to cause. His employment agreement does not provide for any bonus entitlement upon termination. In the event of a change of control up to and including January 15, 2013, Mr. Buck is entitled to treat his employment as terminated and to receive 12 months’ salary at his then applicable base salary level. After January 15, 2013, Mr. Buck is entitled to a severance payment equal to three months’ salary upon a change of control.

Mr. Frydenlund
Mr. Frydenlund’s employment agreement renews each year for a one year term, and notice of non-renewal must be given three months prior to the then applicable term. Under his employment agreement, Mr. Frydenlund is entitled to a severance payment equal to three months’ salary in the event he is terminated by the Company for any reason not related to cause. Mr. Frydenlund is also entitled to treat his employment agreement as terminated and receive his severance amount in the event of a change of control of the Company. Under his employment agreement, a change of control of the Company occurs upon the successful takeover of Denison. His employment agreement does not provide for any bonus entitlement upon termination. The Company is obligated to provide health and dental insurance for Mr. Frydenlund for a period of six months following his termination.
Mr. Hochstein
In the event that Mr. Hochstein’s employment is terminated for a reason other than just cause or in the event of a Good Reason, he will be entitled to a payment equal to his salary for 30 months (“CEO Notice Payment”) and a bonus payment in an amount equal to the bonus payment earned by him for the fiscal year ending immediately prior to the effective date of termination. In addition, Mr. Hochstein will be entitled to a payment equivalent to 19% of the CEO Notice Payment in lieu of benefits. Finally, if Mr. Hochstein’s employment is terminated for a reason other than just cause, any of Mr. Hochstein’s unvested stock options will automatically vest and be exercisable for a 90-day period.
Mr. Roberts
Mr. Robert’s employment agreement renews each year for a one year term, and notice of non-renewal must be given three months prior to the then applicable term. Under his employment agreement, Mr. Roberts is entitled to a severance payment equal to three months’ salary in the event he is terminated by the Company for any reason not related to cause. His employment agreement does not provide for any bonus entitlement upon termination. The Company is obligated to provide health and dental insurance for Mr. Roberts for a period of six months following his termination. Mr. Robert’s employment agreement does not provide for any payment upon a change of control of the Company.
ESTIMATED INCREMENTAL PAYMENTS UPON INVOLUNTARY TERMINATION
WITHOUT CAUSE AT DECEMBER 31, 2010
The following table sets forth the estimated incremental payments that would have been required to have been made to each NEO had such individual been terminated without just cause on December 31, 2010.

		Bonus	Value of		Payment in
Name	Separation Pay	Payment	Options(2)		lieu of Benefits	Total
James R. Anderson(1) Executive Vice President and Chief Financial Officer	$537,430	Nil	$166,262	(3)	Nil	$703,692
Philip G. Buck Vice-President, Mining	$48,782	Nil	Nil		Nil	$48,782
David C. Frydenlund Vice President, U.S. Legal and Regulatory Affairs & Corporate Secretary	$49,039	Nil	Nil		Nil	$49,039
Ron F. Hochstein(1) President and Chief Executive Officer	$880,952	Nil	$323,689	(3)	$167,380	$1,372,021
Harold R. Roberts Executive Vice President, U.S. Operations	$49,039	Nil	Nil		Nil	$49,039

Notes:

(1)	Amounts would be payable in C$, and have been translated into US$ using an average annual exchange rate of 1.030 for 2010 for illustrative purposes.

(2)
Option values have been calculated using the closing price of the Common Shares on the TSX on December 31, 2010 of C$3.41, less the applicable exercise price of the outstanding options. Amounts have been translated into US$ using an average annual exchange rate of 1.030 for 2010 for illustrative purposes.

(3)
All options vest immediately if employment is terminated for a reason other than just cause or a Good Reason and are exercisable for a 90-day period. The value shown represents the incremental value of the NEOs’ unvested options as at December 31, 2010.

ESTIMATED INCREMENTAL PAYMENTS UPON A CHANGE OF CONTROL
AT DECEMBER 31, 2010
The following table sets forth the estimated incremental payments that would have been required to have been made to each NEO if such individual would have been entitled to terminate his employment in the event of a change of control on December 31, 2010.

	Separation		Value of	Payment in lieu
Name	Pay	Bonus Payment	Options(2)(3)	of Benefits	Total
James R. Anderson(1)	$537,430	Nil	$166,262	Nil	$703,692
Executive Vice President and Chief Financial Officer
Philip G. Buck	$195,130	Nil	$78,034	Nil	$273,164
Vice-President, Mining
David C. Frydenlund	$49,039	Nil	$99,757	Nil	$148,796
Vice President, U.S. Legal and Regulatory Affairs & Corporate Secretary
Ron F. Hochstein(1)	$880,952	Nil	$323,689	$167,380	$1,372,021
President and Chief Executive Officer
Harold R. Roberts	Nil	Nil	$99,757	Nil	$99,757
Executive Vice President, U.S. Operations
Notes:

(1)	Amounts would be payable in C$, and have been translated into US$ using an average annual exchange rate of 1.030 for 2010 for illustrative purposes.

(2)
Option values have been calculated using the closing price of the Common Shares on the TSX on December 31, 2010 of C$3.41, less the applicable exercise price of the outstanding options. Amounts have been translated into US$ using an average annual exchange rate of 1.030 for 2010 for illustrative purposes.

(3)	All options vest immediately following a change of control. The value shown represents the incremental value of the NEOs’ unvested options as at December 31, 2010.
COMPENSATION OF DIRECTORS
The Company pays compensation to its non-employee directors for serving on the Board. The Compensation Committee is responsible for making recommendations as to director compensation for the Board’s consideration and ultimate approval. When reviewing the Board’s compensation arrangements annually, the Compensation Committee considers directors’ compensation offered by similar companies, its directors’ time commitments and the risks and responsibilities that the directors of the Company assume in their roles on the Board and the standing committees.
In 2010, the Compensation Committee retained the services of Towers Watson to conduct a director compensation review to ensure that the Company’s directors were being appropriately compensated. Towers Watson reviewed Denison’s existing director compensation as compared to the Compensation Survey Group.

Based on information provided by Towers Watson, the Compensation Committee recommended that Denison increase its director compensation to bring it in line with that of the Compensation Survey Group. Previously, the Company’s non-employee directors were paid an annual fee of C$15,000. The Chairman of the Board received a special fee of C$5,000 per annum and the Chair of the Audit Committee received a special fee of C$4,000 per annum for acting in such capacities. In each instance, Denison’s remuneration was found to be well below the 25th percentile of the Compensation Survey Group.
In making its recommendation to the Board to increase director compensation, the Compensation Committee noted the importance of ensuring that director compensation appropriately rewards directors for their time commitment and compensates them for the risks and responsibilities which they assume in their roles for the Company. Additionally, the Compensation Committee recognized that competitive director compensation is critical to the Company’s ability to attract and retain qualified and desirable directors. Finally, the Compensation Committee concluded that approximately half of directors’ compensation at Denison should be provided in cash and the balance should be by way of equity to provide further incentive to directors.
Based on the Compensation Committee’s recommendation, director compensation was increased in May to better align it with industry levels, as follows:

Annual Retainers
Chairman	C$	60,000
Lead Director	C$	45,000
Other Directors	C$	30,000

Committee Chair Retainers
Audit Committee	C$	10,000
Corporate Governance and Nominating Committee	C$	5,000
Environment Health and Safety Committee	C$	5,000
Compensation Committee	C$	5,000
In addition, all of the Company’s directors received a grant of 37,500 stock options in May 2010, with the exception of the Chairman who received a grant of 75,000 stock options.
In 2010, the attendance fee for Board meetings and committee meetings was fixed at C$1,200 for personal attendance and C$800 for attendance by telephone. At the request of the Board, one Board member is a member of the SOX Steering Committee (the “SOX Committee”), which is a management committee of the Corporation. In 2010, this Board member was paid C$1,200 for personal attendance and C$800 for attendance by telephone at each SOX Committee meeting. Directors are also entitled to be reimbursed for expenses incurred by them in their capacity as directors; these amounts are not treated as compensation by the Company.
Since he is an employee of the Company, Mr. Hochstein was not paid a retainer or any meeting fees for serving as a director of the Company. For information regarding the compensation of Mr. Hochstein, see the “Summary Compensation Table” on page 14 of this Circular. Both Messrs. Chang and Kim sit on Denison’s Board as nominees of KEPCO, pursuant to the KEPCO SRA. As such, Messrs. Chang and Kim declined their retainer and meeting fees for 2010.

DIRECTOR COMPENSATION
The following table sets out the compensation paid or payable to the directors of the Company for the financial year ended December 31, 2010. Mr. Hochstein’s compensation is discussed in the “Summary Compensation Table” on page 14 of this Circular.

			Option-based	All other
	Fees earned		awards	compensation	Total
Name	($)(1)		($)(2)	($)	($)
Joo-Ok Chang	Nil	(3)	$49,878	Nil	$49,878
John H. Craig	$42,480		$32,722	Nil	$75,202
W. Robert Dengler	$42,553		$32,722	Nil	$75,275
Brian D. Edgar	$34,858		$32,722	Nil	$67,580
James Gill(4)	$124,769		Nil	Nil	$124,769
Tae-Wan Kim	Nil	(3)	$32,722	Nil	$32,722
Paul F. Little(5)	$10,511		Nil	Nil	$10,511
Lukas H. Lundin	$51,687		$65,444	Nil	$117,131
William A. Rand	$32,212		$32,722	Nil	$64,934
Catherine J. G. Stefan(6)	$46,728		$32,722	Nil	$79,450
Notes:

(1)	Compensation was paid in C$ and translated into US$ using an average annual exchange rate of 1.030 for 2010.

(2)
This amount represents the fair value, on the date of grant, of awards made under the Stock Option Plan for the applicable financial year. The grant date fair value has been calculated using the Black Scholes model according to Section 3870 of the CICA Handbook. See note 1 to the Summary Compensation Table on page 14 of this circular.

(3)	Both Messrs. Chang and Kim sit on Denison’s Board as nominees of KEPCO, pursuant to the KEPCO SRA. As such, Messrs. Chang and Kim have declined their retainer and meeting fees.

(4)
Dr. Gill resigned as Chairman and a director on February 15, 2010. In addition to a retainer and meeting fees, Dr. Gill was compensated pursuant to an advisory services agreement with the Company. These amounts are also included under “Fees earned”.

(5)	Mr. Little did not stand for re-election on May 6, 2010. Accordingly, all of his outstanding options expired in 2010 following the end of his term as director.

(6)	Payments to Ms. Stefan include fees for attendance at meetings of the SOX Committee.
OUTSTANDING OPTION-BASED AWARDS
To encourage directors to align their interests with Shareholders, directors are granted incentive stock options pursuant to the Stock Option Plan, from time to time. The following table sets out for each director all option-based awards outstanding as of December 31, 2010. Mr. Hochstein’s options are discussed in the “Summary Compensation Table” on page 14 of this Circular.

	Number of securities				Value of
	underlying				unexercised in-
	unexercised options		Option exercise price		the-money options
Name	(#)		(C$)	Option expiration date	(C$)(2)
Joo-Ok Chang	20,000		$1.41	March 10, 2015	$40,000
	37,500		$1.43	May 13, 2015	$74,250
John H. Craig	20,000		$2.04	May 15, 2014	$27,400
	37,500		$1.43	May 13, 2015	$74,250
W. Robert Dengler	57,600	(1)	$5.02	May 18, 2016	Nil
	86,400	(1)	$1.88	June 16, 2014	$132,624
	20,000		$2.04	May 15, 2014	$27,400
	37,500		$1.43	May 13, 2015	$74,250

	Number of securities				Value of
	underlying				unexercised in-
	unexercised options		Option exercise price		the-money options
Name	(#)		(C$)	Option expiration date	(C$)(2)
Brian D. Edgar	20,000		$2.04	May 15, 2014	$27,400
	37,500		$1.43	May 13, 2015	$74,250
Tae-Wan Kim	37,500		$1.43	May 13, 2015	$74,250
Lukas H. Lundin	20,000		$2.04	May 15, 2014	$27,400
	75,000		$1.43	May 13, 2015	$148,500
William A. Rand	20,000		$2.04	May 15, 2014	$27,400
	37,500		$1.43	May 13, 2015	$74,250
Catherine J. G. Stefan	57,600	(1)	$5.02	May 18, 2016	Nil
	72,920	(1)	$3.06	September 24, 2014	$25,595
	20,000		$2.04	May 15, 2014	$27,400
	37,500		$1.43	May 13, 2015	$74,250
Notes:

(1)
Ms. Stefan and Mr. Dengler each received a grant of options on May 18, 2006 while a director of DMI under the DMI Plan which, as a result of the Denison Arrangement, is now vested and entitle each of them to acquire Common Shares.

(2)
Option values have been calculated using the closing price of the Common Shares on the TSX on December 31, 2010 of C$3.41, less the applicable exercise price of the outstanding options. As at December 31, 2010, some of the above options had not fully vested. The above value of unexercised in-the-money options has been computed assuming that all of the options have vested.

VALUE VESTED OR EARNED DURING THE YEAR
The following table sets out for each director information concerning the value of incentive plan awards, including option-based and non-equity incentive plan compensation, vested or earned during the financial year ended December 31, 2010. Information pertaining to Mr. Hochstein is discussed in the “Summary Compensation Table” on page 14 of this Circular.

		Non-equity
		incentive plan
		compensation –
	Option-based awards–	Value earned during
	Value vested during the year	the year
Name	($)	($)
Joo-Ok Chang	$22,517	Nil
John H. Craig	$21,883	Nil
W. Robert Dengler	$21,883	Nil
Brian D. Edgar	$21,883	Nil
Tae-Wan Kim	$14,009	Nil
Lukas H. Lundin	$35,891	Nil
William A. Rand	$21,883	Nil
Catherine J.G. Stefan	$21,883	Nil
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
The Company maintains liability insurance for its directors and officers acting in their respective capacities in an aggregate amount of C$20,000,000, subject to the following deductibles: (a) C$250,000 per occurrence; (b) C$250,000 for a loss due to a claim under applicable Canadian securities laws; and (c) $500,000 for a loss due to a claim under applicable U.S. securities laws. The premium paid by the Company in 2010 for this coverage was C$156,630 for the period from November 1, 2010 to November 1, 2011. No amounts were paid by individual directors and officers for this coverage.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES
Presented by the Corporate Governance and Nominating Committee
This statement of corporate governance practices is made with reference to National Policy 58-201 — Corporate Governance Guidelines and National Instrument 58-101 — Disclosure of Corporate Governance Practices (collectively, the “Governance Guidelines”) of the Canadian Securities Administrators and is current to the date hereof.
Major securities regulatory changes in the United States affecting the Company have come into effect over the last several years. Many of these changes arise from the Sarbanes Oxley Act of 2002 (“SOX”) and subsequent rules and regulations issued by the United States Securities and Exchange Commission. The Corporate Governance and Nominating Committee (the “CGN Committee”) closely monitors this regulatory environment and, where applicable, makes recommendations to the Board to amend the Company’s governance practices as needed.
The following text sets forth the steps taken by the Company in order to comply with the Governance Guidelines and describes the Company’s system of corporate governance practices now in force.
Mandate of the Board
The Board has adopted a mandate which acknowledges its stewardship responsibilities. A copy of the Board’s mandate is appended to this Circular. The Board’s principal responsibilities are to supervise and evaluate management, to oversee the conduct of the Company’s business, to set policies appropriate for the business of the Company and to approve corporate strategies and goals. The Board is to carry out its mandate in a manner consistent with the fundamental objective of enhancing shareholder value.
In discharging its stewardship over the Company, the Board has undertaken the following specific duties and responsibilities: (i) satisfying itself as to the integrity of the Chief Executive Officer and other executive officers and as to a culture of integrity throughout the Company; (ii) approving, supervising and providing guidance to management on the Company’s strategic planning process; (iii) identifying the principal risks of the Company’s business and ensuring management’s implementation and assessment of appropriate risk management systems; (iv) ensuring that the Company has highly qualified management and adequate and effective succession plans for senior management; (v) overseeing the Company’s communications policy with its Shareholders and with the public generally; (vi) assessing directly and through its Audit Committee, the integrity of the Company’s internal control and management information systems; and (vii) providing for the independent functioning of the Board.
Board Independence
The Board has considered the relationship and status of each director. As of the date hereof, the Board consists of nine directors, a majority of whom are independent within the meaning of the Governance Guidelines.
The Board reviews each director’s independence annually and upon the appointment or election of any new director. The Board has determined that five of the current directors, namely Messrs. Craig, Dengler, Edgar, and Rand and Ms Stefan, have no direct or indirect relationship with the issuer which could reasonably be expected to interfere with the exercise of his or her independent judgment, and thus may be considered independent under the Governance Guidelines. These five directors are also independent within the meaning of NI 52-110 for purposes of sitting on the Audit Committee.

As Chief Executive Officer, Mr. Hochstein is categorically not independent. Due to his active role in management, the Chairman, Mr. Lundin is also not independent. Finally, Messrs. Chang and Kim could be regarded as having an indirect material relationship which could reasonably be expected to interfere with their exercise of independent judgment, considering the Company’s strategic relationship with KEPCO, KEPCO’s significant shareholding in Denison and the positions of Messrs. Chang and Kim with KEPCO. Therefore, the Board decided that it would be prudent to treat them as non-independent directors.
The Board believes that adequate structures and processes are in place to facilitate the functioning of the Board independently of management. Each of the Audit Committee and CGN Committee are entirely composed of directors who are independent within the meaning of the Governance Guidelines, and the Compensation Committee is currently composed of a majority of directors who are independent within the meaning of the Governance Guidelines. In addition, it is common practice for the Chairman of the Board to delegate the chair to the Lead Director during Board meetings.
The Board regularly meets without management. As necessary, but no less than once per year, the independent directors also meet formally. In addition, the mandates of the Board and the CGN Committee require procedures be implemented at such times as are desirable or necessary to enable the Board to function independently of management and to facilitate open and candid discussion among its independent directors. Furthermore, individual directors may, in appropriate circumstances and with the authorization of the applicable committee of the Board or the Chairman, engage independent advisors at the expense of the Company.
The Board appointed Mr. Craig as Lead Director to act as effective leader of the Board, to ensure that the Board’s agenda enables it to successfully carry out its duties and to provide leadership for the Board’s independent directors.
Several of the directors of the Company serve as directors of other reporting issuers. Currently, the following directors serve on the boards of directors of other public companies as listed below:

Director	Public Company Board Membership
John H. Craig	Africa Oil Corp. (TSX-V), Atacama Minerals Corp. (TSX-V), BlackPearl Resources Inc. (TSX), Consolidated HCI Holdings Corp. (TSX), Corsa Capital Ltd. (TSX-V), Etrion Corporation (TSX), Lundin Mining Corporation (TSX)
W. Robert Dengler	IAMGold Corporation (TSX)
Brian D. Edgar	BlackPearl Resources Inc. (TSX), Lucara Diamond Corp. (TSX-V), Lundin Mining Corporation (TSX), Metalline Mining Company (AMEX, TSX), ShaMaran Petroleum Corp. (TSX-V)
Ron F. Hochstein	Atacama Minerals Corp. (TSX-V), Fortress Minerals Corp. (TSX-V), JNR Resources Inc. (TSX-V), Virginia Energy Resources Inc. (TSX-V)
Lukas H. Lundin	Atacama Minerals Corp. (TSX-V), Fortress Minerals Corp. (TSX-V), Kinross Gold Corporation (TSX), Lucara Diamond Corp. (TSX-V), Lundin Mining Corporation (TSX), Lundin Petroleum AB (OMX), NGEx Resources Inc. (TSX), Vostok Nafta Investment Ltd. (OMX)
William A. Rand	Lundin Mining Corporation (TSX), Lundin Petroleum AB (OMX), New West Energy Services Inc. (TSX-V), NGEx Resources Inc. (TSX), Vostok Nafta Investment Ltd. (OMX)
Legend:
AMEX = NYSE Amex LLC
OMX = The Nordic Exchange
TSX = Toronto Stock Exchange
TSX-V = TSX Venture Exchange
Orientation and Continuing Education
The Board encourages directors and senior management to participate in appropriate professional and personal development activities, courses and programs, and supports management’s commitment to the training and development of all permanent employees. Management periodically arranges for site visits to the Company’s various facilities and properties to better familiarize members of the Board with the Company’s business and operations.

In addition, the Chief Executive Officer regularly provides each Board member with information and materials regarding the nature and operations of the Company’s business. The Chief Executive Officer also reviews the following information with each new Board member: (i) the role of the Board, its committees and directors; (ii) the legal obligations of a director of the Company; (iii) other matters required to be addressed under any orientation and education program required for new recruits to the Board; and (iv) the uranium business generally. The Company’s legal counsel also provides directors and senior officers of the Company with summary updates of any developments relating to the duties and responsibilities of directors and officers and to any other corporate governance matters. The Corporate Secretary of the Company is responsible for maintaining a Directors’ Handbook, which contains valuable information on the Company and the Board, and for ensuring that each Board member has a copy. In addition, the Board will provide any further continuing education opportunities for all directors, where required, so that individual directors may maintain or enhance their skills and abilities as directors, as well as to ensure that their knowledge and understanding of the Company’s business remains current.
Ethical Business Conduct
The Company is committed to conducting its business in compliance with the law and the highest ethical standards. Accordingly, the Company has adopted a written Code of Ethics applicable to directors, officers and all employees of the Company. Directors, officers or employees who have concerns or questions about violations of laws, rules or regulations, or of the Code of Ethics are required to report them to the Corporate Secretary or to the Chair of the Audit Committee. Following receipt of any complaints, the Corporate Secretary of the Company or Chair of the Audit Committee, as the case may be, will investigate each matter so reported and report to the Audit Committee. The Audit Committee will have primary authority and responsibility for monitoring compliance with and enforcing the Code of Ethics, subject to the supervision of the Board. The Company encourages all directors, officers, and employees to report promptly any suspected violation of the Code of Ethics to the Corporate Secretary of the Company or Chair of the Audit Committee. The Company does not tolerate any retaliation for reports or complaints regarding suspected violations of the Code of Ethics that were made in good faith.
All directors, officers and employees have an obligation to act in the best interest of the Company. Any situation that presents an actual or potential conflict between a director, officer or employee’s personal interests and the interests of the Company are to be reported to the Chair of the Audit Committee.
The Code of Ethics is available on the Company’s website at www.denisonmines.com or on SEDAR under the Company’s profile at www.sedar.com.
The Audit Committee has also established a Policy and Procedures for the Receipt, Retention and Treatment of Complaints Regarding Accounting, Internal Accounting Controls or Auditing Matters (the "Whistleblower Policy”), to encourage employees, officers and directors to raise concerns regarding accounting, internal controls or auditing matters, on a confidential basis free from discrimination, retaliation or harassment.
Board Committees
To assist the Board with its responsibilities, the Board has established four standing committees: the Audit Committee, the Compensation Committee, the CGN Committee and the Environment, Health and Safety Committee (the “EHS Committee”). Each committee has a written mandate and reviews its mandate annually.
The Audit Committee
The Audit Committee is composed of three directors. The members of the Audit Committee currently consist of Messrs. Edgar and Rand and Ms Stefan, all of whom are independent and financially literate for the purposes of NI 52-110. All three are considered by the Company to have financial expertise within the meaning of SOX. Mr. Edgar has a law degree and practiced for 16 years in corporate finance law. In addition, he has served as President and Chief Executive Officer of a public company since 2005 and served on public company boards and audit committees for over 30 years. Mr. Rand has a Bachelor of Commerce degree with a major in accounting and two law degrees, with extensive experience in corporate finance. Moreover, Mr. Rand has been actively involved as an audit committee member for many years on a number of public companies. Ms Stefan is a Chartered Accountant with a Bachelor of Commerce degree. In addition, she has held the position of Senior Vice President of a public company.

The Audit Committee oversees the accounting and financial reporting processes of the Company and its subsidiaries and all audits and external reviews of the financial statements of the Company, on behalf of the Board, and has general responsibility for oversight of internal controls, and accounting and auditing activities of the Company and its subsidiaries. All auditing services and non-audit services to be provided to the Company by the Company’s auditors are pre-approved by the Audit Committee. The Audit Committee reviews, on a continuous basis, any reports prepared by the Company’s auditors relating to the Company’s accounting policies and procedures, as well as internal control procedures and systems. The Audit Committee is also responsible for examining all financial information, including annual and quarterly financial statements, prepared for securities commissions and similar regulatory bodies prior to filing or delivery of the same. The Audit Committee also oversees the annual audit process, the quarterly review engagements, the Company’s internal accounting controls, the Code of Ethics and Whistleblower Policy, any complaints and concerns regarding accounting, internal control or audit matters and the resolution of issues identified by the Company’s auditors. The Audit Committee recommends to the Board the firm of independent auditors to be nominated for appointment by the Shareholders. The Audit Committee meets a minimum of four times each year.
The Compensation Committee
The Compensation Committee is currently comprised of three members, Messrs. Dengler, Lundin and Rand, a majority of whom are “independent” within the meaning of section 1.4 of NI-52-110. To better meet the Governance Guidelines, the Board has determined that, following the 2011 Annual General Meeting when the Board’s standing committee are reconstituted, the Compensation Committee will be reduced to two members, being Messrs. Dengler and Rand, so that it is comprised of only independent directors.
The roles and responsibilities of the Compensation Committee are discussed earlier in this Circular. See “Executive Compensation Discussion and Analysis” beginning on page 9 of this Circular.
The EHS Committee
The EHS Committee consists of three directors including Messrs. Chang, Dengler and Hochstein. Due to the complexity of the uranium exploration, mining and milling, the Board determined that it was appropriate that a member of management sit on the EHS Committee to ensure that technical expertise is properly brought before the EHS Committee. The mining and milling industry, by its very nature, can have a significant impact on the natural environment. As a result, environmental planning and compliance must play a very important part in the operations of any company engaged in these activities. The Company takes these issues very seriously and has established the EHS Committee to oversee the Company’s efforts to act in a responsible and concerned manner with respect to matters affecting the environment, health and safety. The EHS Committee meets a minimum of twice each year.
The CGN Committee
The CGN Committee consists of three directors, all of whom are independent within the meaning of the Governance Guidelines. The CGN Committee members currently include Messrs. Craig and Edgar and Ms Stefan. The CGN Committee is responsible for developing and monitoring the Company’s approach to corporate governance issues. The CGN Committee oversees the effective functioning of the Board and the relationship between the Board and management. The CGN Committee ensures that the Board can function independently of management as required, makes recommendations with respect to the appointment of a Lead Director, identifies individuals qualified to become new Board members and recommends to the Board the director nominees at each annual meeting of shareholders and, with the assistance of the Board and where necessary, develops an orientation and education program for new recruits to the Board.

In identifying possible nominees to the Board, the CGN Committee considers the competencies and skills necessary for the Board as a whole, the skills of existing directors and the competencies and skills each new nominee will bring to the Board, as well as whether or not each nominee will devote sufficient time and resources to the Board and whether he or she is independent within the meaning of the Governance Guidelines.
The CGN Committee also annually reviews and makes recommendations to the Board with respect to: (i) the size and composition of the Board; (ii) the independence of Board members; (iii) the composition of the committees of the Board; and (iv) the effectiveness and contribution of the Board, its committees and individual directors, having reference to their respective mandates, charters and position descriptions; and (v) compliance with and amendments to the Board mandates, policies and guidelines.
At the start of each year, the CGN Committee distributes, receives and reviews the results of board effectiveness assessments. The assessments question members of the Board as to their level of satisfaction with the functioning of the Board, its interaction with management and the performance of the standing committees of the Board. The Board members also conduct peer review and a self assessment as to their effectiveness as a Board member. After the assessments are reviewed, the CGN Committee reports to the Board as to the results and makes recommendations to the Board to improve the Company’s corporate governance practices. This process occurs prior to the consideration by the CGN Committee of nominations for Board member elections at the Annual General Meeting of Shareholders each year.
In addition, the CGN Committee delivers an annual statement on corporate governance practices to the Board for inclusion in the Company’s Management Information Circular. The CGN Committee meets at least twice each year.
Review of Adequacy and Form of Compensation of Directors
The extent and level of directors’ compensation is determined by the Board, as a whole, after considering the recommendations of the Compensation Committee, which has been mandated to review the adequacy and form of the compensation of directors and to ensure that such compensation realistically reflects the responsibilities and risks involved in being an effective director.
Position Descriptions of Management and the Board
The Board, in consultation with the Chief Executive Officer, has developed position descriptions for the Board, the Chair of the Board, Lead Director, the Chairs of Board committees and for the Chief Executive Officer, including the definition of the limits to management’s responsibilities. Under these position descriptions, the Board has delegated the day-to-day management of the business and affairs of the Company to executive officers of the Company, subject to the extent and limits defined by the Board. Generally, operations in the ordinary course or that are not in the ordinary course and do not exceed material levels of expenditures or commitment on the part of the Company have been delegated to management. Decisions relating to matters that are not in the ordinary course and that involve material expenditures or commitments on the part of the Company generally require prior approval of the Board. As the Board has plenary power, any responsibility which is not delegated to management or a Board committee remains with the Board. The Chief Executive Officer reviews corporate objectives with the Board on a quarterly basis. In this manner, the Board approves or develops the corporate objectives which the Chief Executive Officer is responsible for meeting.
Shareholder Communications
The Board has put structures in place to ensure effective communication between the Company, its Shareholders and the public. The Company has established an investor relations and corporate development procedure where Shareholder concerns are dealt with on an individual basis, usually by providing requested information. Significant Shareholder concerns are brought to the attention of management or the Board. Shareholders are informed of developments in the Company by the issuance of timely press releases which are concurrently posted to the Company’s website.

Under its mandate, the Board is required to oversee the Company’s communications policy. The Board monitors the policies and procedures that are in place to provide for effective communication by the Company with its Shareholders and with the public generally, including effective means to enable Shareholders to communicate with senior management and the Board. The Board also monitors the policies and procedures that are in place to ensure a strong, cohesive, sustained and positive image of the Company with Shareholders, governments and the public generally.
Attendance Record
Following is the attendance record of each director for all Board and committee meetings held during 2010. The current composition of each committee is discussed under the heading “Statement of Corporate Governance Practices — Board Committees” beginning on page 26 of this Circular.

			BOARD COMMITTEES
												Corporate,
									Environment,			Governance &
	Board		Audit			Compensation			Health & Safety			Nominating
	7 meetings		4 meetings			4 meetings			3 meetings			3 meetings
Directors	No.	%	No.		%	No.		%	No.		%	No.	%
Joo-Ok Chang	2 of 7	29	—		—	—		—	0 of 2	(2)	0	—	—
John H. Craig	7 of 7	100	—		—	—		—	1 of 1	(2)	100	3 of 3	100
W. Robert Dengler	7 of 7	100	—		—	4 of 4		100	3 of 3		100	—	—
Brian D. Edgar	6 of 7	86	2 of 2	(2)	100	—		—	—		—	3 of 3	100
Ron F. Hochstein	7 of 7	100	—		—	—		—	3 of 3		100	—	—
Tae-Wan Kim(1)	2 of 4	50	—		—	—		—	—		—	—	—
Paul F. Little(1)	1 of 3	33	2 of 2		100	2 of 2		100	—		—	—	—
Lukas H. Lundin	7 of 7	100	—		—	3 of 4		75	—		—	—	—
William A. Rand	6 of 7	86	4 of 4		100	2 of 2	(2)	100	—		—	—	—
Catherine J.G. Stefan	7 of 7	100	4 of 4		100	—		—	—		—	3 of 3	100
Notes:

(1)
Dr. James Gill resigned from the Board of Directors on February 15, 2010 before any meetings were held. Mr. Little did not stand for re-election at the Corporation’s 2010 Annual General Meeting. Mr. Kim joined the Board on May 7, 2010.

(2)
The Board altered the composition of its standing committees after its 2010 Annual General Meeting as follows: Mr. Chang was appointed and Mr. Craig was removed from the EHS Committee, Mr. Edgar was appointed to the Audit Committee and Mr. Rand was appointed to the Compensation Committee.

Shareholders, employees or other interested parties may communicate directly with the Chairman of the Board, the Lead Director and other independent directors by writing c/o the Corporate Secretary, Denison Mines Corp., 595 Bay Street, Suite 402, Toronto, Ontario M5G 2C2.
Presented by the CGN Committee:
John H. Craig
Brian D. Edgar
Catherine J.G. Stefan

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
As at the date of this Circular, no director, executive officer or employee and no former director, executive officer or employee of the Company or any of its subsidiaries is indebted to the Company, or any of its subsidiaries, nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company, or any of its subsidiaries.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Except as disclosed herein, since the commencement of the Company’s most recently completed financial year, no informed person of the Company, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. An “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its Common Shares.
Two of Denison’s directors, Messrs. Chang and Kim, are employed by KEPCO. KEPCO is an international supplier of nuclear reactors worldwide, and has its head office in Seoul, Korea. Through its corporate holdings, KEPCO is a significant Shareholder of the Company, with 15.8% of the outstanding Common Shares as of the date hereof. In 2009, Denison entered into two significant arrangements with KEPCO, as follows:
1.
Denison entered into a uranium off take agreement with KEPCO and certain of its affiliates, whereby KEPCO will purchase 20% of Denison’s annual uranium production (±10%) or a minimum of 350,000 pounds U3O8 (±10%) per year from 2010 to 2015.

2.
In 2009, Denison and KEPCO entered into the KEPCO SRA providing for a long-term collaborative business relationship between the parties. Under the KEPCO SRA, KEPCO may require Denison to nominate two persons designated by KEPCO for election as directors at any shareholder meeting where directors are to be elected, so long as KEPCO holds at least 15% of the outstanding Common Shares (or one director if KEPCO holds between 5% and 15%). The KEPCO SRA also provides KEPCO with a right of first offer if Denison intends to sell any of its substantial assets. Similarly, the KEPCO SRA provides KEPCO with a right to participate in certain purchases of substantial assets which Denison proposes to acquire. Finally, the KEPCO SRA provides KEPCO with the right to participate in future offerings of Common Shares of a certain size in order to preserve its equity position in the Company.

During the 12-month period ending December 31, 2010, the Company incurred management and administrative service fees of $82,000 with Namdo Management Services Ltd., a company owned by Mr. Lundin, the Chairman of the Board, which provides investor relations, office premises, secretarial and other services in Vancouver. No amounts were due to this company as of December 31, 2010.

In 2010, one of the Company’s former directors, Dr. James Gill, was compensated under an advisory services agreement with the Company. Amounts paid to Dr. Gill up to his resignation on February 15, 2010 are disclosed under “Director Compensation” above. At December 31, 2010, no amounts were due to Dr. Gill. No other director was compensated either directly or indirectly by the Company and its subsidiaries during the most recently completed financial year for services as consultants or experts.
In December, the independent directors of the Board approved a donation by Denison of $658,000 to Lundin for Africa (“LFA”), a not-for-profit organization with a common director. LFA has programs in Zambia and Mongolia, as well as other countries. At December 31, 2010, an amount of $658,000 was due to LFA. This donation has since been made.
MANAGEMENT CONTRACTS
Management functions of the Company are substantially performed by directors or executive officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.
ADDITIONAL INFORMATION
Additional information relating to the Company is available on SEDAR under the Company’s profile at www.sedar.com. Financial information related to the Company is contained in the Company’s financial statements and related management’s discussion and analysis for its most recently completed financial year.
Copies of the Company’s 2010 Annual Report, containing the Company’s consolidated financial statements and related management’s discussion and analysis for its year ended December 31, 2010, and the AIF and Form 40-F may be obtained free of charge by writing to the Corporate Secretary of the Company at 595 Bay Street, Suite 402, Toronto, Ontario M5G 2C2 or may be accessed on the Company’s website at www.denisonmines.com or on SEDAR under the Company’s profile at www.sedar.com.
BOARD APPROVAL
The contents and the sending of this Circular have been approved by the directors of the Company.

DATED as of the 16th day of March, 2011

Ron F. Hochstein President and Chief Executive Officer

DENISON MINES CORP.
MANDATE OF THE BOARD, POSITION DESCRIPTIONS AND LIMITS TO MANAGEMENT’S
RESPONSIBILITIES
The Board of Directors of Denison Mines Corp. recognizes the importance of adopting a written mandate and of developing position descriptions for the Board, the Chair of the Board, the Chair of each Committee of the Board and the Chief Executive Officer (“CEO”), involving the definition of the limits to management’s responsibilities and has adopted the following amended terms of reference effective the 11th day of March, 2010.
1.	MANDATE AND POSITION DESCRIPTION FOR THE BOARD
(a)
The Board has adopted the following mandate in which it explicitly acknowledges responsibility for the stewardship of the Corporation and, as part of the overall stewardship responsibility, responsibility for the following matters:

(i)
to the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

(ii)	adoption of a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

(iii)	the identification of the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage these risks;

(iv)	succession planning, including appointing, training and monitoring senior management;

(v)	adopting a communications policy for the Corporation; and

(vi)	the Corporation’s internal control and management information systems.
(b)
The Board takes its responsibilities very seriously and expects that all directors will participate in Board and Committee meetings on a regular basis, to the extent reasonably practicable, and will review all meeting materials in advance of each meeting. Attendance of directors shall be taken at each Board meeting by the Corporate Secretary or Assistant Corporate Secretary.

(c)
At all times, a majority of the Board will satisfy the independence requirements set out by the Canadian Securities Administrators in Multilateral Instrument 52-110 and any other applicable laws and regulations as the same may be amended from time to time. The independent directors shall meet at least four times per year to discuss the Corporation’s matters.

(d)
The Corporation, together with its subsidiaries, is committed to conducting its business in compliance with the law and the highest ethical standards, and to the highest standards of openness, honesty and accountability that its various stakeholders are entitled to expect. The Audit Committee of the Board has established a Policy and Procedures for the Receipt, Retention and Treatment of Complaints Regarding Accounting or Auditing Matters, and the Corporation has established a Code of Ethics for Directors, Officers and Employees, which establishes procedures for directors, officers and employees to report any concerns or questions they may have about violations of the Code or any laws, rules or regulations. In addition, the Board will consider adopting other measures for receiving feedback from stakeholders if at any time the Board or its independent directors consider the foregoing to be inadequate.

(e)
All new directors will receive a comprehensive orientation. This orientation may vary from director to director, depending on his or her expertise and past experience, but in each case will be sufficient to ensure that each director fully understands the role of the Board and its committees, the contribution individual directors are expected to make (including the commitment of time and resources that is expected) and an understanding of the nature and operation of the Corporation’s business.

(f)
The Board will provide continuing education opportunities for all directors, where required, so that individual directors may maintain or enhance their skills and abilities as directors, as well as to ensure that their knowledge and understanding of the Corporation’s business remains current.

(g)	Prior to nominating or appointing individuals as directors, the Board will consider the advice and input of the Corporate Governance and Nominating Committee on all relevant matters, including:
(i)	the appropriate size of the Board, with a view to facilitating effective decision making;

(ii)	what competencies and skills the Board, as a whole, should possess; and

(iii)	what competencies and skills each existing director possesses.
2.	POSITION DESCRIPTIONS FOR THE CHAIR OF THE BOARD, THE LEAD DIRECTOR, AND THE CHAIR OF BOARD COMMITTEES AND THE CEO
(a)
Where the Chair of the Board is not an independent director, in accordance with paragraph 1(c) of this Mandate and upon recommendation of the Corporate Governance and Nominating Committee, the Board will appoint from among the independent directors, a Lead Director to serve as such until the next meeting of shareholders where directors are elected, unless otherwise removed by resolution of the Board of Directors.

(b)	The Chair of the Board, if independent, or the Lead Director will:
i.	act as the effective leader of the Board and ensure that the Board’s agenda will enable it to successfully carry out its duties;

ii.	provide leadership for the Board’s independent directors;

iii.
organize the Board to function independently of management, and ensure that the responsibilities of the Board are well understood by both the Board and management and that the boundaries between the Board and management responsibilities are clearly understood and respected;

iv.	ensure that the Board has an opportunity to meet without members of management, regularly, and without non-independent directors at least once per year;

v.	determine, in consultation with the Board and management, the time and places of the meetings of the Board;
i.
manage the affairs of the Board, including ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities and mandates, where appropriate, through its duly appointed committees, including:

•	ensuring that the Board works as a cohesive team and providing the leadership essential for this purpose;
•	ensuring that the resources available to the Board (in particular timely and relevant information) are adequate to support its work;
•	ensuring that a process is in place by which the effectiveness of the Board and its committees is assessed on a regular basis;
•	ensuring that a process is in place by which the contribution of individual directors to the effectiveness of the board and committees is assessed on a regular basis: and
•	ensuring that, where functions are delegated to appropriate committees, the functions are carried out and results are reported to the Board.
ii.	ensure that the Board has a succession planning process in place to appoint the Chief Executive Officer and other members of management when necessary;
vi.
co-ordinate with management and the Corporate Secretary or Assistant Corporate Secretary to ensure that matters to be considered by the Board are properly presented and given the appropriate opportunity for discussion;

vii.	preside as chair of each meeting of the Board;

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viii.	communicate with all members of the Board to co-ordinate their input, ensure their accountability and provide for the effectiveness of the Board; and
ix.
act as liaison between the Board and management to ensure that relationships between the Board and management are conducted in a professional and constructive manner, which will involve working with the Chief Executive Officer to ensure that the conduct of Board meetings provides adequate time for serious discussion of relevant issues and that the Corporation is building a healthy governance culture.

The Chair of the Board or the Lead Director may, as the case may be, delegate or share, where appropriate, certain of these responsibilities with any committee of the Board.
(c)
Any special responsibilities and authorities of the Chair of any committee of the Board will be set out in the Terms of Reference/Mandate for the Committee. In general, the Chair of a Committee shall lead and oversee the Committee to ensure that it fulfills its mandate as set out in the Committee’s Terms of Reference/Mandate. In particular, the Chair shall:

(i)	organize the Committee to function independently of management, unless specifically provided otherwise in the Committee’s Mandate;
(ii)	ensure that the Committee has an opportunity to meet without members of management as necessary;
(iii)	determine, in consultation with the Committee and management, the time and places of the meetings of the Committee;
(iv)	manage the affairs of the Committee, including ensuring that the Committee is organized properly, functions effectively and meets its obligations and responsibilities;
(v)	co-ordinate with management and the Secretary to the Committee to ensure that matters to be considered by the Committee are properly presented and given the appropriate opportunity for discussion;
(vi)	provide advice and counsel to the CEO and other senior members of management in the areas covered by the Committee’s mandate;

(vii)	preside as chair of each meeting of the Committee; and
(viii)	communicate with all members of the Committee to co-ordinate their input, ensure their accountability and provide for the effectiveness of the Committee.
(d)
The CEO, subject to the authority of the Board, shall have general supervision of the business and affairs of the Corporation and such other powers and duties as the Board may specify, from time to time. These responsibilities shall include making recommendations to the Board regarding the implementation, performance and monitoring, as the case may be, of each of the items referred to in paragraphs 2(b)(i) to (b)(viii) of this mandate and ensuring that procedures are in place and followed by the Corporation so that each of those items and any other requirement of the Board is implemented, performed and monitored in a prudent and responsible manner in accordance with the determinations of the Board. The Board will develop and approve periodically, as the Board considers necessary, the corporate goals and objectives that the CEO is responsible for meeting.

3.	LIMITS ON THE CEO’S AUTHORITY
(a)
Unless specifically instructed otherwise by the Board, and except as set out in Section 127(3) of the Ontario Business Corporations Act (the “OBCA”), the CEO of the Corporation has the responsibility and authority to transact any business or approve any matter:

(i)	in the ordinary course of business of the Corporation; and
(ii)
that is not in the ordinary course of business of the Corporation, but that is not likely to result in a material change, within the meaning of the Ontario Securities Act, with respect to the Corporation; and

(b)
In addition to those matters referred to in Section 127(3) of the OBCA, Board approval is required with respect to any business or matter that is not in the ordinary course of business of the Corporation and that is likely to result in a material change, within the meaning of the Ontario Securities Act, with respect to the Corporation.

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4.	DELEGATION OF AUTHORITY BY THE CEO TO OTHER MANAGEMENT PERSONNEL
Within the limits of authority granted to the CEO, the following rules shall apply:
(a)	Contracts and other Documents
(i)
either the CEO, President or the Chairman of the Board alone may execute and deliver, on behalf of the Corporation or any of its subsidiaries, any contracts or documents that bind the Corporation or any such subsidiary;

(ii)
any two other officers of the Corporation, together, may execute and deliver, on behalf of the Corporation or any of its subsidiaries, any contracts or other documents that bind the Corporation or any such subsidiary;

(iii)
any one officer of the Corporation may execute and deliver, on behalf of the Corporation or any of its subsidiaries, any contracts or other documents that bind the Corporation or any such subsidiary, within his or her area of responsibility to the extent expressly authorized or delegated by the CEO or President; and

(iv)
any one officer of any subsidiary of the Corporation may execute and deliver, on behalf of the Corporation or any of its subsidiaries, any contracts or other documents that bind the Corporation or any such subsidiary, within his or her area of responsibility to the extent expressly authorized or delegated by the CEO or President.

(b)	Cheques and Similar Documents
(i)
any two of the CEO, the President and the Chief Financial Officer, may execute and deliver, any cheques or similar documents made by or on behalf of the Corporation or any of its subsidiaries for any amount.

(ii)
any two officers of the Corporation, together, may execute and deliver any cheques or similar documents made by or on behalf of the Corporation or any of its subsidiaries up to a maximum amount of US$100,000.

(iii)
the CEO of the Corporation may, from time to time, make any changes or additions to the delegation of authority set out in this resolution 4 as the CEO deems fit, provided that any such changes are promptly thereafter submitted in writing and reported to the Corporate Governance and Nominating Committee, and provided that any delegated authority remains within the limits of authority granted to the CEO in resolution 3 above.

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